Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

***

The information filed herewith was first posted on UAL’s employee intranet on May 3, 2010.

Let’s fly together A stronger airline. More access to more destinations. Shared commitment to performance and service. With today’s merger agreement, United and Continental will come together to create a world-class airline that’s well positioned to succeed in an increasingly competitive global and domestic aviation industry. Building on our Star Alliance partnership, the combined airline will provide superior service for customers, offering an unparalleled global network of 370 destinations around the world while delivering improved profitability and sustainable long-term value for shareholders. What This Means For You For the moment, nothing is changing. As we move forward, we must maintain our commitment to our Focus on 5 priorities to ensure that we deliver the service our customers expect - always with safety as our first priority. We must continue to provide a courteous, caring and respectful environment for our customers and each other. We must build upon the momentum of our recent performance and finish the year strong. Once the merger is complete and our operations are integrated with Continental, we anticipate that we will share in many advantages: We will benefit from improved long-term career opportunities and enhanced job stability by being part of a larger, financially stronger and more geographically diverse airline. Our combined airline will be better able to complete successfully in the global marketplace. United and Continental together will have the financial strength to invest in globally competitive products, upgrade technology, refurbish and replace aircraft as well as implement the best-in-class practices of both airlines.

Important Information For Investors And Stockholders  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152. UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.    Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction and other factors that are set forth in “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements, concerning Continental, UAL, the proposed transaction for other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Let’s Fly Together - Leadership Message Creating The World’s Leading Airline On Monday, May 3, Glenn Tilton sent the following message to all employees Dear fellow employee, In recent years, the results of our work together have been evident in our significantly improved and consistent performance and our recognition in the marketplace. Our performance puts us in the position today to announce a merger of equals with Continental Airlines and on track to be the world’s leading airline, which is exactly where our company should be. Our new airline will be called United Airlines, and will use the Continental white livery with the globe. With our announcement today, we are bringing together two of the world’s premier airlines to form a platform that will provide greater stability and opportunity for our people, more choices for our customers and a better return for our shareholders. Our company will be 55 percent owned by United shareholders and 45 percent owned by Continental shareholders. Our headquarters will be in Chicago in our building at 77 W. Wacker, and our operations center will be located in the Willis Tower. By merging with Continental, we will have the world’s best network, and will be well positioned to compete with global carriers. We will continue to serve every destination our two airlines fly to today. As such, we expect minimal impact to our frontline employees with any reductions coming principally through retirement, attrition and voluntary programs. The combined company’s management team is expected to include an equitable and balanced selection of executives from each company with the intention that each company will be contributing roughly equal numbers.  This will result in some reductions in the salaried and management work force for both Continental and United. I will serve as non-executive chairman of the Board of Directors and Jeff Smisek, Continental chairman, president and chief executive officer, will be chief executive officer and a board member of United.  The board will also comprise six independent directors for each carrier and two labor directors. Throughout the merger approval process, which is likely to last through the fourth quarter of this year, we will develop an integration plan that will involve a dedicated team of employees from both airlines. Jeff and I will lead that team. That integration planning work will be separate from that which the vast majority of us will be focused on: safely running a great airline and continuing the momentum we have under way to improve our performance. Knowing and respecting our Continental colleagues as we do, I am confident that we will work together to create a stronger airline, better positioned to succeed in the competitive global aviation industry.

Today is a great day for our company, and we are very proud of this latest step in our transforming journey. We have always been proud to call Chicago home, and we thank our customers, the city, and Mayor Daley for standing by us and encouraging us to move forward. The work all of you do has enabled us to reach this point, and I look forward to working with you as we create opportunity of our people, our customers, our shareholders and the communities we serve, and make Chicago’s hometown airline even better. For the most up-to-date information on the merger, I encourage you to visit the Skynet site and www.unitedcontinentalmerger.com. Glenn Important Information For Investors And Stockholders  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152. UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.    Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction and other factors that are set forth in “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements, concerning Continental, UAL, the proposed transaction for other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Let’s Fly Together - Frequently Asked Questions View questions and answers about the United-Continental merger: General questions A. how does the merger announcement affect my job today? B. what is the process for completing the merger? C. how do employees benefit from this merger? D. Will there be any involuntary furloughs in frontline workgroups as a result of the merger? E. Will this merger result in job reductions for non-frontline employees? F. Will employees whose jobs are impacted by the merger integration be eligible for severance benefits? G. Do you plan to close or move any facilities? H. Do you plan to reduce service at hubs or to cities? I. What is your plan to integrate the Continental and United workforces? When will that happen? J. Which pay and benefit plans will be adopted? K. When the airlines are merged, what will be the employee travel policy? L. Will customers see any changes to our service right now as a result of today’s announcement? Legal Disclaimers General Questions A. How does the merger announcement affect my job today? The announcement doesn’t affect our jobs today -- it should continue to be business as usual. Just as we do every day, we will continue our commitment to our Focus on 5 business agenda and to ensuring we deliver the service our customers expect, always with safety as our first priority. Some employees will be asked to participate on dedicated integration planning teams focused on effectively combining our two companies. Most importantly, we need to continue building on our current momentum and finish the year strong. B. What is the process for completing the merger? The merger requires approval by the shareholders of both companies, as well as by the Department of Justice and the Department of Transportation. Assuming the merger is approved and cleared and other closing conditions are satisfied, we expect to complete the merger in the fourth quarter of the year. C. How do employees benefit from this merger? Employees will benefit from improved long-term career opportunities and enhanced job stability by being part of a larger, financially stronger and more geographically diverse airline that is better able to compete successfully in the global marketplace. The combined company will have the financial strength to invest in competitive products, upgrade technology, refurbish and replace older aircraft and implement the best in class practices of both airlines. D. Will there be any involuntary furloughs in frontline workgroups as a result of the merger? The companies expect the impact of the merger on frontline employees will be minimal, with the reductions coming principally from retirements, attrition and voluntary programs.

E. Will this merger result in job reductions for non-frontline employees? Both companies are committed to building a world-class company and it takes a talented workforce to do so. We don’t expect any impact prior to closing of the merger. As we go through the integration process, we expect this will result in some reductions in the salaried and management workforce for both United and Continental as we identify efficiencies and synergies. Any reductions will be done after a thoughtful review of the functions to be performed at the combined company. We are committed to a fair and equitable process between United and Continental, with decisions driven by the business needs of the combined company. As with frontline employees, we believe that some job reductions will occur due to normal retirements, attrition and voluntary programs. While planning will take place, no decisions will be implemented until after the merger closes, which we don’t expect to occur until late this year. F. Will employees whose jobs are impacted by the merger integration be eligible for severance benefits? Yes. SAM employees who are separated as a result of the merger will be eligible for standard severance benefits under the terms of our severance plan. International employees will be eligible for severance benefits to the extent provided under local programs, agreements or applicable law. Represented employees will be eligible for severance benefits to the extent provided in collective bargaining agreements. Again, we expect the impact of the merger on front-line employees will be minimal, with any reductions coming principally through retirements, attrition and voluntary programs. G. Do you plan to close or move any facilities? Until the merger closes, United and Continental will continue to operate as independent companies. It will be business as usual, as we stay focused on running a successful airline. Today, operating as independent companies, United and Continental continually evaluate their facilities needs in the context of their ongoing business operations. Those types of decisions will continue as United and Continental fully integrate their operations after the merger closes. H. Do you plan to reduce service at hubs or to cities? We will have ten hubs and continue to service all U.S. cities currently served by either carrier.  I. What is your plan to integrate the Continental and United workforces? When will that happen? Our goal is to build a world-class organization with world-class talent. Both companies are committed to using an equitable and balanced process to integrate the best people and best practices of both companies, with roughly equal numbers of executives from each company on the management team.  We will develop an integration plan that will involve a dedicated team of employees from both airlines. The CEOs of each company will lead the integration process. The integration of the carriers will begin after the necessary approvals are in place and the closing conditions of the merger are satisfied and will continue through the subsequent operational merger, which we expect to occur during the first half of 2012. J. Which pay and benefit plans will be adopted? For now, we will maintain our current pay and benefit programs until the merger closes. Both companies are committed to driving a performance culture and offering market-competitive rewards and compensation to attract and retain a highly talented workforce. Once the merger closes, we will work to implement a compensation and benefit program that will enable the combined company to meet its goals. We will continue our current Section 6 negotiations with all of our unions to reach agreements, recognizing that such discussions should contemplate the implications of the anticipated merger. K. When the airlines are merged, what will be the employee travel policy? We know that the employee travel program is important to our people. We are committed to develop a program that has competitive features for the combined company’s employees and that leverages our combined, expanded network of destinations. L. Will customers see any changes to our service right now as a result of today’s announcement? Until the merger closes, which is expected to happen near the end of the year, United and Continental will remain separate companies and will operate independently. Customers will not see any changes, but will be able to continue to travel on both airlines pursuant to our codeshare agreement. Once the merger closes, benefits to consumers will begin on Day One. With one of the world’s most robust loyalty programs, the new United will offer unmatched redemption options, expansive earning opportunities and industry-leading elite status benefits.

Legal Disclaimers Cautionary Statement Regarding Forward-Looking Statements This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152. UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction; and other factors that are set forth in “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements, concerning Continental, UAL, the proposed transaction for other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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Let's Fly Together - Fact Sheet

View general information about United and Continental:

	United	Continental Airlines
Stock Ticker	NASDAQ: UAL	NYSE: CAL
2009 Annual Revenues	Total Operating Revenue: $16.3bn	Total Operating Revenue: $12.6bn
Headquarters	Chicago, IL	Houston, TX
At a Glance	• Third-largest U.S. carrier • Approximately 40% of United's capacity is deployed in international routes; 60% in domestic routes • United is the largest U.S. carrier to China* • United is one of two U.S. carriers authorized to serve U.S.-Narita routes from any U.S. point and to serve Asia from Narita • United is the only major domestic carrier offering a premium economy product, Economy Plus * Based on available seat miles	• Fourth-largest U.S. carrier • Approximately 50% of Continental's capacity is deployed on international routes; 50% on domestic routes • Carries approximately 63 million passengers per year • 33 trans-Atlantic routes, including 29 destinations served nonstop from our global hub in New York/Newark
Alliance	Star Alliance, founding member	Star Alliance, as of October 27, 2009
Frequent Flyer Program	Mileage Plus	OnePass
Member Lounge	Red Carpet Club	Presidents Club
Destinations	• 232 domestic & international destinations • Total daily departures: approximately 3,400	• 269 destinations worldwide • Total daily departures: approximately 2,700
Hubs & Focus Cities	• Chicago O'Hare International Airport • Denver International Airport • Washington Dulles International Airport • San Francisco International Airport • Los Angeles International Airport • Narita International Airport (Tokyo, Japan)	• George Bush Intercontinental Airport (Houston) • Newark Liberty International Airport • Cleveland Hopkins International Airport • A.B. Won Pat International Airport (Guam)

Alliance, Codeshare & Joint Venture Partners Adria Airways Aer Lingus Air Canada Air China Air New Zealand All Nippon Airlines Asiana Airlines Austrian Airlines Blue 1 bmi Brussels Airlines Continental Airlines Croatia Airlines Egypt Air Emirates Gulfstream International Airlines Hawaiian Airlines Island Air Jet Airways LOT Polish Airlines Lufthansa Qatar Airways Scandinavian Airlines Shanghai Airlines Singapore Airlines South African Airways Spanair SWISS International Airlines TACA Group TAP Portugal TAM Thai International Turkish Airlines US Airways Adria Airways Aero Republica Air Canada Air China Air New Zealand All Nippon Airlines Amtrak Asiana Airlines Austrian Airlines Blue 1 bmi Brussels Airlines Cape Air Colgan Air Copa Airlines Croatia Airlines Egypt Air Emirates EVA Air Hawaiian Airlines Island Air LOT Polish Airlines Lufthansa Scandinavian Airlines Shanghai Airlines Singapore Airlines SNCF French National Railway South African Airways Spanair SWISS International Airlines TAM TAP Portugal Thai International Turkish Airlines United Airlines US Airways Virgin Atlantic

Contracted Regional Carriers	• Atlantic Southeast Airlines • Colgan Air • ExpressJet Airlines • GoJet Airlines • Mesa Airlines • Shuttle America • SkyWest Airlines • Trans States Airlines	Continental Express: • ExpressJet • Chautauqua Airlines Continental Connection: • Cape Air • Colgan Air • CommutAir • Gulfstream International Airlines
2009 Mainline Regional Traffic Data	• Revenue Passengers (in thousands) 81,421 • Revenue Passenger Miles (in millions) 114,245 • Available Seat Miles (in millions) 140,716 • Passenger Load Factor 81.2% • Cargo Ton Miles (in millions) 1,603 (Total consolidated system, including United Express)	• Revenue Passengers (in thousands) 62,809 • Revenue Passenger Miles (in millions) 89,135 • Available Seat Miles (in millions) 109,553 Passenger Load Factor 81.4% • Cargo Ton Miles (in millions) 949 (Total consolidated system, including Continental Express)
History	• In 1929, Boeing Air Transport Company (BATC) changes its name to United Aircraft and Transport Corp. (UATC) and acquires several new subsidiaries, including Pratt & Whitney Aircraft, Hamilton Standard Propeller Co. and Chance Vought Corp. • United Air Lines, Inc. (UAL) is incorporated as a management corporation to coordinate operations of UATCs airline subsidiaries on March 28, 1931. • United stockholders approve the formation of UAL, Inc., effective on August 1, 1969 • In 1986, United begins service to 13 Pacific cities after purchasing Pan American Airways' Pacific Division for $715 million. • 1997, United partners with Air Canada, Lufthansa, SAS and Thai Airways to create "Star Alliance"	• Continental celebrated its 75th anniversary in 2009. • The airline traces its roots to Varney Speed Lines, which began flying from El Paso, Texas, to Pueblo, Colo., in July 1934. • In 1937, Varney Speed Lines changed its name to Continental Airlines. • Continental relocated its headquarters to Houston, Texas, in October 1982 after merging with Texas International.
For More Information	www.united.com	www.continental.com

Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152. UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction; and other factors that are set forth in “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements, concerning Continental, UAL, the proposed transaction for other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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Let's Fly Together - Merger News

Stay up to date with the latest news and information about the United-Continental merger:

NewsReal

United and Continental Announce Merger of Equals to Create World-Class Global Airline

Press Release

United and Continental Announce Merger of Equals to Create World-Class Global Airline

• • •

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation ("UAL") and Continental Airlines, Inc. ("Continental") will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL's website at www.united.com under the tab "Investor Relations" or by contacting UAL's Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental's website at www.continental.com under the tab "About Continental" and then under the tab "Investor Relations" or by contacting Continental's Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental's and UAL's current beliefs, expectations or intentions regarding future events. Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental's and UAL's expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the "Risk Factors" section, the "Legal Proceedings" section, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other sections of UAL's and Continental's Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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Last updated: May 03, 2010 5:17 AM
Author: AJ Craver, HDQPR

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